Exhibit 99.1

NaaS Technology Inc. Reports Unaudited 2024 Second Quarter and First Half Financial Results

BEIJING, China, July 24, 2024 (PRNewswire) -- NaaS Technology Inc. (“NaaS” or the “Company”) (Nasdaq: NaaS), the first U.S. listed EV charging service company in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2024.

Highlights for the Second Quarter of 2024:

•	Notable progress towards profitability in the second quarter of 2024.

o	Monthly net loss continued to narrow throughout the second quarter of 2024 while monthly non-IFRS net profit[1] turned positive for the first time in June 2024. This resulted in a 59% and 63% year over year reduction in net loss and non-IFRS net loss, respectively, for the second quarter of 2024.

o	Gross profit grew 59% year over year for the second quarter of 2024.

•	Core charging services business continued to drive revenue growth.

o	Charging services business continued to realize positive network effects that increased the proportion of orders with positive NTR[2] to a record high of 70% in the second quarter of 2024.

o	Charging services revenue increased by 73% year over year for the second quarter of 2024, driving overall revenue to grow 89% year over year in the same period.

•	Strategic partnership captures monetization opportunities in intelligent and automated charging.

o	Established strategic partnerships with several leading auto brands in China, to further enhance NaaS’ technology capabilities in automated charging, artificial intelligence and digital analytics.

“In the second quarter we significantly strengthened our ecosystem by advancing our smart charging technologies and developing our autonomous charging robots tailored for automated charging scenarios,” said Ms. Yang Wang, chief executive officer of NaaS. “By advancing the digitalization and intelligence in the automotive charging industry, we are not only enhancing operational efficiency but also leading the way in the commercialization of autonomous driving technologies. Furthermore, our expanding partnerships with top automakers are laying a strong foundation for extending our intelligent charging services and propelling us to the forefront of the electric vehicle charging industry. By leveraging the synergies within our ecosystem and its extensive coverage, we're well positioned to drive technological innovation that aligns with our strategic vision for intelligent charging solutions and further our earnings growth trajectory.”

Mr. Alex Wu, president and chief financial officer of NaaS, added, “We greatly improved our financial performance in the second quarter, reducing our net loss margins to all-time lows. June marked another milestone with our non-IFRS net profit turning positive for the month, showcasing substantial operational efficiencies and cost optimization. These accomplishments demonstrate our focused approach to managing expenses, resulting in expenses dropping to record lows as a percentage of revenues. This underscores our disciplined financial management approach and our dedication to creating long-term value for our stakeholders.”

[1]	Non-IFRS net profit/loss was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss from net profit or loss. Please refer to the section titled “Non-IFRS Financial Measures” for details.

[2]	NTR means Net Take Rate and measures NaaS’ return from transactions arising from its mobility connectivity services after adjusting for incentives which are paid to end-users through NaaS’ partnered platform in the form of discounts and promotions to boost the use of its network. NTR is calculated by taking NaaS’ gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. The result is then expressed as a percentage of the total transaction value.

Business Updates:

Continued Advancements in Autonomous Charging Robot Solutions

In the second quarter of 2024, NaaS further refined and expanded its autonomous charging robot solutions, building on the initial launch last year. These robots, tailored for automated charging scenarios, now feature improved deep learning, V2X and 3D vision capabilities. These upgrades notably improve autonomous path planning, vehicle control and obstacle avoidance, enhancing the safety and efficiency of the charging process.

Strategic Alliance with JI YUE to Advance Autonomous Charging Technologies

In July 2024, NaaS partnered with JI YUE, an automotive robocar brand, to enhance JI YUE’s charging services. This strategic collaboration played a pivotal role in expanding NaaS’ automotive ecosystem partnerships, leveraging its national charging network to offer enhanced service features. These include interoperable charging stations, plug-and-play capabilities and one-touch payment solutions for JI YUE robocar owners. The Company’s charging services, powered by advanced AI technologies, now cater to 150+ new energy vehicle models, elevating user experience and safety across its extensive charging network. The broad network of automotive manufacturers, opens up extensive opportunities for the deployment of the NaaS’ autonomous charging robots, further enriching the ecosystem.

NaaS Featured in S&P Global Sustainable Development Yearbook (China Edition)

In July, 2024, NaaS was included in the S&P Global Sustainability Yearbook (China Edition), recognized for its exemplary ESG practices. This recognition places NaaS among the top 5% in the retail sector in S&P’s Corporate Sustainability Assessment, highlighting its role as a leader in sustainable energy solutions in the Chinese market.

Strategic Partnership with Shaanxi Transportation Holding Green Development Group

On July 12, 2024, NaaS and the Shaanxi Transportation Holding Green Development Group announced a strategic partnership to advance integrated photovoltaic- energy storage -charging infrastructure. Leveraging NaaS’s digital platform, the partnership will explore opportunities in integrated photovoltaic charging, comprehensive energy management and new energy asset operations, driving technological innovation and intelligent transformation in the new energy sector.

Connected to Harbin’s First Carbon Inclusive Service Platform

On June 25, 2024, the city of Harbin launched its first carbon inclusive service platform, marking a significant step towards green, low-carbon applications in electric vehicle charging. NaaS serves as the exclusive charging service provider on the platform, aiming to revolutionize the experience for over a million new energy vehicle owners in the region.

Publication of the Industry’s First “Blue Book on Charging and Battery Swap”

On May 23, 2024, NaaS collaborated with China Automotive Technology and Research Center (CATARC) to release the “China Electric Vehicle Charging and Battery Swap Industry Development Report (2023).” This comprehensive report, co-authored with various stakeholders in the charging industry, provides in-depth insights into policy standards, technological advancements, market conditions and innovative models.

2024 Second Quarter and First Half Financial Results

Revenues

Total revenues reached RMB91.7 million (US$12.6 million) for the second quarter of 2024 and RMB187.9 million (US$25.9 million) for the first half of 2024, representing an increase of 89% and 122% year over year, respectively. The increase was mainly attributable to a steady growth in GTR3 and NTR for NaaS’ charging services, as its market presence and network strengths began to deliver tangible benefits.

Charging services revenues contributed RMB44.8 million (US$6.2 million) for the second quarter of 2024 and RMB92.6 million (US$12.7 million) for the first half of 2024, with a growth rate of 73% and 85% year over year, respectively. Charging volume and number of orders transacted through NaaS’s network reached 2,352 Gwh and 100.3 million, respectively, in the first half of 2024, whilst the proportion of orders with positive NTR increased to 64%. These factors contributed to an increase in revenue generated from its charging services. NaaS offers platform-based incentives to end-users to boost the use of its network. Charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB97.0 million (US$13.3 million) and RMB80.4 million for the second quarter of 2024 and 2023, respectively.

Energy solutions revenues increased by 105% year over year to RMB44.0 million (US$6.1 million) for the second quarter of 2024 and 182% year over year to RMB91.2 million (US$12.5 million) for the first half of 2024. The increase was primarily derived from energy solution projects as the Company continues to deliver renewable energy generation, energy management and energy storage solutions.

New initiatives revenues were RMB2.9 million (US$0.4 million) for the second quarter of 2024 and RMB4.1 million (US$0.6 million) for the first half of 2024, representing an increase of 139% and 68%, respectively. This growth was primarily driven by the Company’s efforts to derive new source of income from advertising and promotion services over its charging services network.

Cost of revenues, gross profit and gross margin

Total cost of revenues increased 108% year over year to RMB61.2 million (US$8.4 million) for the second quarter of 2024 and increased 124% year over year to RMB133.1 million (US$18.3 million) for the first half of 2024. The changes were largely in line with revenue growth.

Total gross profit grew 59% year over year to RMB30.5 million (US$4.2 million) for the second quarter of 2024 from RMB19.1 million in the same period of 2023, benefiting from solid growth in high margin charging services revenue. Total gross profit grew 117% year over year to RMB54.8 million (US$7.5 million) for the first half of 2024 from RMB25.2 million for the same period of 2023, benefiting from solid revenue growth. Gross margin for the second quarter of 2024 maintained at a healthy 33%. Gross margin for the first half of 2024 remained stable at approximately 29% , relative to the same period of 2023.

Operating expenses

Total operating expenses decreased by 65% year over year to RMB124.1 million (US$17.1 million) for the second quarter of 2024 and by 29% year over year to RMB339.9 million (US$46.8 million) for the first half of 2024. Total Non-IFRS operating expenses4 decreased by 38% year over year to RMB82.8 million (US$11.4 million) for the second quarter of 2024 and by 5% year over year to RMB221.7 million (US$30.5 million) for the first half of 2024. Operating expenses as a percentage of revenues decreased year over year from 739% for the second quarter of 2023 to 135% for the second quarter of 2024 and decreased year over year from 565% for the first half of 2023 to 181% for the first half of 2024, while Non-IFRS operating expenses as a percentage of revenues decreased year over year from 276% for the second quarter of 2023 to 90% for the second quarter of 2024 and decreased year over year from 275% for the first half of 2023 to 118% for the first half of 2024, mainly due to the increase in total revenues and optimization in operations.

[3]	GTR means Gross Take Rate and is calculated as the percentage of NaaS’ commission income derived from the gross transaction value at charging stations, indicating the Company's share of charging stations’ gross income.

[4]	Non-IFRS operating expenses were arrived at after excluding share-based compensation expenses from operating expenses. Please refer to the section titled “Non-IFRS Financial Measures” for details.

Selling and marketing expenses decreased by 40% year over year to RMB51.9 million (US$7.1 million) for the second quarter of 2024, and 19% year over year to RMB123.1 million (US$16.9 million) for the first half of 2024. The decrease was mainly attributable to a reduction in personnel-related expenses and in incentives to end-users. Costs associated with excess incentives to end-users recorded as selling and marketing expenses were RMB18.3 million (US$2.5 million) and RMB44.9 million (US$6.2 million) for the second quarter and first half of 2024, respectively, compared with RMB49.9 million and RMB91.6 million in the same periods of 2023. The significant reduction in these costs was attributable to the realization of network benefits which enabled the Company to manage platform-based incentives as a percentage of the commission fees it generated through its charging services more effectively.

Administrative expenses decreased by 77% year over year to RMB61.0 million (US$8.4 million) for the second quarter of 2024, and by 40% year over year to RMB184.0 million (US$25.3 million) for the first half of 2024. The decrease was primarily due to the optimization of the Company’s organizational and operational structure.

Research and development expenses were maintained relatively unchanged at RMB11.3 million (US$1.6 million) for the second quarter of 2024 as compared with the same period of 2023. For the first half of 2024, research and development expenses increased by 72% year over year to RMB32.8 million (US$4.5 million) primarily due to the Company’s continued dedication of resources to innovate and improve the Company’s business.

Finance costs

Finance costs were RMB7.5 million (US$1.0 million) for the second quarter of 2024 and RMB25.2 million (US$3.5 million) for the first half of 2024.

Income tax benefits

Income tax benefits were RMB9.1 million (US$1.2 million) for the second quarter of 2024 and RMB6.4 million (US$0.9 million) for the first half of 2024, compared with income tax benefits of RMB4.8 million and RMB1.8 million for the same periods of 2023, respectively.

Net loss and non-IFRS net loss attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB135.5 million (US$18.6 million) for the second quarter of 2024 and RMB362.9 million (US$49.9 million) for the first half of 2024, compared with a net loss attributable to ordinary shareholders of RMB334.7 million and RMB 444.3 million for the same periods in 2023, respectively. Non-IFRS net loss5 attributable to ordinary shareholders was RMB39.9 million (US$5.5 million) for the second quarter of 2024 and RMB166.3 million (US$22.9 million) for the first half of 2024, compared with non-IFRS net loss attributable to ordinary shareholders of RMB108.0 million and RMB210.3 million for the same periods in 2023, respectively. Net margin for the second quarter of 2024 was negative 148%, compared with negative 688% for the same period of 2023. Non-IFRS net margin for the second quarter of 2024 was negative 44%, compared with negative 222% for the same period of 2023. Net margin for the first half of 2024 was negative 193%, compared with negative 524% for the same period of 2023. Non-IFRS net margin for the first half of 2024 was negative 88%, compared with negative 248% for the same period of 2023. Please refer to the section titled “Unaudited reconciliations of IFRS and non-IFRS measures” for details.

[5]	Non-IFRS net profit / loss was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss from net profit / loss. Non-IFRS net margin was calculated by dividing non-IFRS net loss by total revenue. Please refer to the section titled “Non-IFRS Financial Measures” for details.

Net cash provided by operating activities

During the quarter ended June 30, 2024, net cash provided by operating activities was RMB13.1 million (US$1.8 million), compared to RMB56.2 million of net cash used in operating activities in the same quarter of 2023. The shift to positive cash flow was primarily due to enhanced operational efficiencies and improved cost management, which collectively contributed to more stable operational liquidity.

Conference Call Information

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern time on July 24, 2024 (8:00 PM Beijing/Hong Kong time on July 24, 2024).

Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.enaas.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until July 31, 2024, by dialing the following telephone numbers:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	7448379

Exchange Rate

This press release contains translations of certain RMB amounts into USD at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2672 to US$1.00, the noon buying rate in effect on June 28, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measures

The Company uses non-IFRS measures such as non-IFRS net loss/profit, non-IFRS net margin and non-IFRS operating expenses in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its results for the period and effects certain instruments convertible to the Company's equity. The Company believes that non-IFRS financial measures provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the IFRS and non-IFRS financial measures, please see the section titled “Unaudited reconciliations of IFRS and non-IFRS financial measures.”

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company provides one-stop solutions to energy asset owners comprising charging services, energy solutions and new initiatives, supporting every stage of energy asset's lifecycle and facilitating energy transition.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Revenues
Charging services revenues	25,949	44,768	6,160	50,010	92,604	12,743
Energy solutions revenues	21,433	43,980	6,052	32,304	91,189	12,548
New initiatives revenues	1,233	2,945	405	2,462	4,137	569
Total revenues	48,615	91,693	12,617	84,776	187,930	25,860

Cost of revenues	(29,505)	(61,240)	(8,427)	(59,552)	(133,129)	(18,319)
Gross profit	19,110	30,453	4,190	25,224	54,801	7,541

Operating expenses
Selling and marketing expenses	(86,096)	(51,856)	(7,136)	(152,486)	(123,058)	(16,933)
Administrative expenses	(261,808)	(61,017)	(8,396)	(307,304)	(184,021)	(25,322)
Research and development expenses	(11,181)	(11,274)	(1,551)	(19,013)	(32,797)	(4,513)
Total operating expenses	(359,085)	(124,147)	(17,083)	(478,803)	(339,876)	(46,768)

Other gains, net	6,467	9,286	1,278	6,960	14,072	1,936

Operating loss	(333,508)	(84,408)	(11,615)	(446,619)	(271,003)	(37,291)
Fair value changes of convertible instruments	—	(7)	(1)	—	(7,797)	(1,073)
Fair value changes of financial instruments at fair value through profit or loss	1,560	(52,634)	(7,243)	15,131	(65,562)	(9,022)
Finance costs	(7,243)	(7,450)	(1,025)	(14,303)	(25,182)	(3,465)
Loss before income tax	(339,191)	(144,499)	(19,884)	(445,791)	(369,544)	(50,851)
Income tax benefits	4,817	9,056	1,246	1,762	6,369	876
Net loss	(334,374)	(135,443)	(18,638)	(444,029)	(363,175)	(49,975)
Net loss attributable to:
Equity holders of the Company	(334,665)	(135,471)	(18,642)	(444,320)	(362,870)	(49,933)
Non-controlling interests	291	28	4	291	(305)	(42)
	(334,374)	(135,443)	(18,638)	(444,029)	(363,175)	(49,975)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.15)	(0.05)	(0.01)	(0.20)	(0.14)	(0.02)
Diluted	(0.15)	(0.05)	(0.01)	(0.20)	(0.14)	(0.02)

Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(30.30)	(10.37)	(1.43)	(40.33)	(28.34)	(3.90)
Diluted	(30.30)	(10.37)	(1.43)	(40.33)	(28.34)	(3.90)

Weighted average number of ordinary shares outstanding-basic	2,209,304,961	2,612,637,572	2,612,637,572	2,203,175,595	2,560,665,862	2,560,665,862
Weighted average number of ordinary shares outstanding-diluted	2,209,304,961	2,612,637,572	2,612,637,572	2,203,175,595	2,560,665,862	2,560,665,862
Net loss	(334,374)	(135,443)	(18,638)	(444,029)	(363,175)	(49,975)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	1,737	(3,414)	(470)	(21,616)	(44,090)	(6,067)
Currency translation differences	915	1,711	236	(325)	2,263	311
Other comprehensive income/(loss), net of tax	2,652	(1,703)	(234)	(21,941)	(41,827)	(5,756)
Total comprehensive loss	(331,722)	(137,146)	(18,872)	(465,970)	(405,002)	(55,731)
Total comprehensive loss attributable to:
Equity holders of the Company	(332,013)	(137,174)	(18,876)	(466,261)	(404,697)	(55,689)
Non-controlling interests	291	28	4	291	(305)	(42)
	(331,722)	(137,146)	(18,872)	(465,970)	(405,002)	(55,731)

NAAS TECHNOLOGY INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of
	December 31, 2023	June 30, 2024
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	436,242	179,599	24,714
Trade receivables	73,144	144,311	19,858
Contract assets	77,684	43,087	5,929
Financial assets at fair value through profit or loss	70,164	8,587	1,182
Inventories	22,458	19,449	2,676
Prepayments, other receivables and other assets	436,377	395,102	54,368
Other financial assets	27,898	240,575	33,104
Total current assets	1,143,967	1,030,710	141,831
Non-current assets
Right-of-use assets	14,026	10,500	1,445
Financial assets at fair value through profit or loss	34,788	31,926	4,393
Financial assets at fair value through other comprehensive income	104,970	174,904	24,068
Other financial assets	100,718	—	—
Investments accounted for using equity method	267	267	37
Property, plant and equipment	4,378	3,577	492
Intangible assets	13,320	11,997	1,651
Goodwill	40,085	40,371	5,555
Other non-current assets	8,580	5,482	754
Total non-current assets	321,132	279,024	38,395
Total assets	1,465,099	1,309,734	180,226
LIABILITIES AND EQUITY
Current liabilities
Borrowings	72,953	334,817	46,072
Current lease liabilities	7,154	5,334	734
Trade payables	152,066	174,103	23,957
Income tax payables	19,170	12,970	1,785
Convertible bonds	272,684	251,942	34,668
Other payables and accruals	293,003	209,891	28,884
Total current liabilities	817,030	989,057	136,100
Non-current liabilities
Non-current lease liabilities	6,936	4,760	655
Borrowings	681,821	555,661	76,461
Deferred tax liabilities	2,917	2,759	380
Total non-current liabilities	691,674	563,180	77,496
Total liabilities	1,508,704	1,552,237	213,596
EQUITY
Share capital	165,183	178,549	24,569
Subscription receivable	(4,696)	(4,696)	(646)
Warrant outstanding	—	29,587	4,071
Additional paid in capital	7,196,341	7,349,692	1,011,351
Other reserves	(65,699)	(107,526)	(14,796)
Accumulated losses	(7,338,168)	(7,701,038)	(1,059,698)
Non-controlling interests	3,434	12,929	1,779
Total equity	(43,605)	(242,503)	(33,370)
Total equity and liabilities	1,465,099	1,309,734	180,226

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company to Net loss attributable to the ordinary shareholders of the Company

Net loss attributable to the ordinary shareholders of the Company	(334,665)	(135,471)	(18,642)	(444,320)	(362,870)	(49,933)
Add: Share-based compensation expenses	228,248	42,942	5,909	249,188	123,257	16,961
Fair value changes of convertible instruments	—	7	1	—	7,797	1,073
Fair value changes of financial assets at fair value through profit or loss	(1,560)	52,634	7,243	(15,131)	65,562	9,022
Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company	(107,977)	(39,888)	(5,489)	(210,263)	(166,254)	(22,877)

Basic and diluted loss per share for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.02)	(0.00)	(0.10)	(0.06)	(0.01)
Diluted	(0.05)	(0.02)	(0.00)	(0.10)	(0.06)	(0.01)

Basic and diluted loss per ADS for Non-IFRS net profit/loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(9.77)	(3.05)	(0.42)	(19.09)	(12.99)	(1.79)
Diluted	(9.77)	(3.05)	(0.42)	(19.09)	(12.99)	(1.79)

Weighted average number of ordinary shares outstanding-basic	2,209,304,961	2,612,637,572	2,612,637,572	2,203,175,595	2,560,665,862	2,560,665,862
Weighted average number of ordinary shares outstanding-diluted	2,209,304,961	2,612,637,572	2,612,637,572	2,203,175,595	2,560,665,862	2,560,665,862

NAAS TECHNOLOGY INC.

UNAUDITED RECONCILIATIONS OF IFRS AND NON-IFRS FINANCIAL MEASURES

	For the Three Months Ended			For the Six Months Ended
	June 30, 2023	June 30, 2024		June 30, 2023	June 30, 2024
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	(29,505)	(61,240)	(8,427)	(59,552)	(133,129)	(18,319)
Share-based compensation expenses	3,222	1,576	217	3,716	5,050	695
Non-IFRS cost of revenues	(26,283)	(59,664)	(8,210)	(55,836)	(128,079)	(17,624)

Selling and marketing expenses	(86,096)	(51,856)	(7,136)	(152,486)	(123,058)	(16,933)
Share-based compensation expenses	3,369	12,119	1,668	8,257	24,089	3,315
Non-IFRS selling and marketing expenses	(82,727)	(39,737)	(5,468)	(144,229)	(98,969)	(13,618)

Administrative expenses	(261,808)	(61,017)	(8,396)	(307,304)	(184,021)	(25,322)
Share-based compensation expenses	219,821	25,343	3,487	233,489	85,593	11,778
Non-IFRS administrative expenses	(41,987)	(35,674)	(4,909)	(73,815)	(98,428)	(13,544)

Research and development expenses	(11,181)	(11,274)	(1,551)	(19,013)	(32,797)	(4,513)
Share-based compensation expenses	1,836	3,904	537	3,726	8,525	1,173
Non-IFRS research and development expenses	(9,345)	(7,370)	(1,014)	(15,287)	(24,272)	(3,340)

Operating loss	(333,508)	(84,408)	(11,615)	(446,619)	(271,003)	(37,291)
Share-based compensation expenses	228,248	42,942	5,909	249,188	123,257	16,961
Non-IFRS operating loss	(105,260)	(41,466)	(5,706)	(197,431)	(147,746)	(20,330)